06011930

PALFINGER

Adhoc - RELEASE

Preliminary Results 2005:

PALFINGER reports another Record Turnover and Results

- Turnover increased by 28,8% – EBIT up by 56,1%
- Crane business as value driver – above-average turnover growth in the segment Hydraulic Systems

Bergheim/Salzburg, January 19th 2006

PALFINGER, the worldwide leader of knuckle-boom cranes, reported another record turnover in 2005. Organically the company grew because of the strong core business crane in Europe and the hydraulic systems. The acquisition of RATCLIFF PALFINGER in the UK, which was integrated in the second part of 2005, led to an anorganic growth. The increase of the EBIT is due to the high capacity-utilization in all production areas and the successful establishment of cylinder production in Tenevo / Bulgaria.

Turnover went up by EUR 116.3m or 28,8% to EUR 520m. EBIT went up by EUR 23.4m or 56,1% to EUR 65.1m. The EBIT margin amounted to 12,5%.

For 2006 the same macroeconomic conditions will be expected as in 2005. In Western Europe a continuous growth is forecasted, while the CEE area should grow above average. In North America PALFINGER plans to further expand its market position. The definitive set-up of Asia as a strategic area has been started already at the end of 2005. Establishing and optimizing the organizational and operational structures will be continued in 2006. In general an increasing cost pressure is expected due to higher steel and energy prices. The agreed wages with the labor unions will also raise personnel costs. As counter measure the management plans to improve productivity and efficiency.

Figures above are only indications from the preliminary results, which are based on IFRS. Final results will be published on March 10th, 2006.

For inquiries: Hannes Roither, PALFINGER AG
Company spokesperson
Tel. +43 662 46 84-2260
h.roither@palfinger.com

3/28

Ad-hoc INFORMATION

2005 another year of record results for PALFINGER

- Revenue increased by 28.8 %
- EBIT increase of 56.2%
- Consolidated net profit for the year increased by 75.8%

EURm	2005	2004	2003
Revenue	520,0	403,7	334,1
EBITDA	77,5	53,9	37,5
EBIT	65,1	41,7	25,6
Consolidated net	48,1	27,4	15,2

Bergheim / Salzburg, 10 March 2006

In the 2005 financial year, PALFINGER was able to increase revenue by EUR 116.3m or 28.8 % to EUR 520.0m. EBIT climbed by 56.2 % to EUR 65.1m.

Consolidated net profit of the year was also marked by a disproportionate increase of 75.8 % to EUR 48.1m. Correspondingly, earnings per share increased to EUR 5.48 (2004: EUR 3.11).

The equity ratio rose to 56.8 %, strengthening PALFINGER's capital base for further growth. Because of the successful 2005 financial year, a dividend increase from EUR 1.1 to EUR 1.8 will be recommended.

The Cranes segment remains the driving force of the company and was marked by excellent development in 2005. The concluded relocation process of cylinder production to Bulgaria and measures implemented to increase efficiency in the value chain greatly contributed to the optimization of cost structure. With the successful integration of Ratcliff Palfinger Ltd., PALFINGER AG was able to position itself as market leader in tail lifts in Great Britain and to expand the product range with innovative products. The decision to develop the Area Asia & Pacific marked an important step in the Asian market.

For 2006, PALFINGER AG anticipates continued positive development in all areas. Besides securing the outstanding earnings situation in the Cranes segment, focus is going to be on the sustainable development of profitability in the Hydraulic Systems segment. The international strategy entails development of the Area Asia & Pacific and intensification of further market expansion in North and South America.

For further information:

Hannes Roither, PALFINGER AG
Company spokesman
Phone +43 (0)662 46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Phone +43 (0)662 46 84-2275
a.graf@palfinger.com

Please visit the media corner at www.palfinger.com for text download and appropriate pictures. An extensive database with pictures and press information is available in the PALFINGER EXTRANET. In order to use this service free of charge, please register at http://extranet.palfinger.com



PALFINGER AG

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Overview

Palfinger is an international manufacturer of hydraulic lifting, loading and handling systems.Co. develops and distributes truck cranes with a lifting capacity of 0.8 to 120 meter-tons. The Hydraulic Systems Division includes the profit centers Container Handling Systems, as well as Railway, Crayler, Mobiler and Access. The Agriculture and Forestry Division's developed, produced and marketed products include stewing overhead and mobile cranes used in agriculture and forestry, as well as, more frequently in the recycling division. Co.'s distribution and sales network is based on 80 independent dealers. In total, there are 1,500 service and distribution points worldwide.

Data provided by Mergent, Inc.

Symbol: PLFRY
CUSIP: 696375104
Exchange: OTC
Ratio: 1:1
Country: Austria
Industry: Industrial Engineer.
Depositary: BNY (Sponsored)
Effective Date: Mar 31, 2005
Underlying SEDOL: 5700350
Underlying ISIN: AT0000758305
U.S. ISIN: US6963751044

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- Bank Austria Creditanstalt

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- Palfinger AG Homepage
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